November 4, 2019

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Ladies and Gentlemen:

Re:	Mercer International Inc.

Registration Statement on Form S-4 filed October 22, 2019, as amended by

Amendment No. 1 thereto filed November 1, 2019

File No. 333-234294

Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington corporation, respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern time, on November 6, 2019, or as soon as practicable thereafter.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ David K. Ure

David K. Ure

Chief Financial Officer

cc.	Sherry Haywood, Securities and Exchange Commission

H.S. Sangra, Sangra Moller LLP

Rod Talaifar, Sangra Moller LLP

Mercer International Inc.	www.mercerint.com
Corporate Office: Suite 1120, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada | 604 684 1099	Registered Office: 14900 Interurban Avenue South, Suite 282 Seattle, Washington, USA 98168 | 206 674 4639